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                                                                   Exhibit 15(a)


                                                              September 17, 1997




                                  ARMADA FUNDS
                  SERVICE AND DISTRIBUTION PLAN FOR RETAIL AND
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                           INSTITUTIONAL SHARE CLASSES
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                  WHEREAS, ARMADA FUNDS, a Massachusetts business trust
registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company (the "Trust"), adopted a Service and Distribution Plan on December 20, 1985 with respect to each investment portfolio of the Trust pursuant to which the Trust is permitted to pay for certain costs and expenses incurred in connection with the distribution of its shares;

                  WHEREAS, under the Service and Distribution Plan, (1) the Trust bears costs and expenses in connection with advertising and marketing its shares, including but not limited to any advertising or marketing via radio, television, newspapers, magazines, or direct mail solicitation, and (2) the Trust pays for the costs and expenses of preparing, printing and distributing its prospectuses (except those used for regulatory purposes or for distribution to existing shareholders of the Trust, which is considered a non-12b-1 expense) and of implementing and operating the Service and Distribution Plan;

                  WHEREAS, under the Service and Distribution Plan, the payments are currently made, and/or expenses are currently incurred, by SEI Investments Distribution Co., as the Trust's distributor, which are and have been reimbursed by the Trust in accordance with the Service and Distribution Plan;

                  WHEREAS, the Trust desires to amend and restate the Service and Distribution Plan in order to render it applicable only to Retail and Institutional share classes of the Trust, and to make certain other immaterial changes in the revised Service and Distribution Plan (the "Plan") in connection therewith;

                  WHEREAS, the trustees have determined, in the exercise of their reasonable business judgment and in light of their fiduciary duties, that there is a reasonable likelihood that adoption of this Plan will benefit the Trust and its shareholders.

                  NOW THEREFORE, in consideration of the foregoing, the Trust hereby adopts this Plan in accordance with Rule 12b-1 under the Act on the following terms and conditions:



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                  THE PLAN:  The material aspects of the financing by the
Trust of distribution expenses to be incurred in connection with securities of which it is the issuer are as follows:

                  1. Each investment portfolio of the Trust including both existing portfolios and any portfolios which the Trust may organize in the future (each, a "Fund") will reimburse the Distributor for the following costs and expenses incurred with respect to its Retail and Institutional share classes: (a) direct and indirect costs and expenses incurred in connection with the advertising and marketing of the Fund's Retail and Institutional shares, including but not limited to any advertising or marketing via radio, television, newspapers, magazines, or direct mail solicitation, and (b) direct and indirect costs and expenses incurred in preparing, printing and distributing the Fund's prospectus for such shares (except those used for regulatory purposes or for distribution to existing shareholders) and in implementing and operating the Plan.

                  The Distributor will be reimbursed monthly for such costs, expenses or payments at an annual rate of up to but not more than .10% of the average aggregate net assets of the Retail and Institutional share classes of each Fund.

                  2. Subject to the limitations above, the Trust will pay to the Distributor an annual distribution fee of $1,250,000 which shall be payable monthly and shall be accrued daily by the Retail and Institutional share classes of all of the Trust's Funds with respect to which the Distributor is distributing shares in proportion to the relative net assets of each such class of each such Fund.

                  3. The Board of Trustees shall be provided, at least quarterly, with a written report of all amounts expended pursuant to the Plan. The report shall state the purpose for which the amounts were expended.

                  4. The Plan shall continue until September 30, 1998, unless earlier terminated in accordance with its terms, and thereafter shall continue automatically for successive annual periods, provided such continuance is approved by a majority of the Board of Trustees, including a majority of trustees who are not "interested persons" (as defined in the Act) of the Trust and have no direct or indirect financial interest in the operation of the Plan or in any agreements entered into in connection with the Plan ("Qualified Trustees"), pursuant to a vote cast in person at a meeting called for the purpose of voting on the continuation of the Plan.

                  5. The Plan may be amended at any time by the Board of Trustees provided that (a) any amendment to increase materially the costs which the Trust may bear for distribution

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pursuant to the Plan shall be effective only upon approval by a vote of a majority of the outstanding voting securities of the Retail and Institutional share classes of each Fund of the Trust, and (b) any material amendments of the terms of the Plan shall become effective only upon approval as provided in paragraph 4 hereof.

                  6. The Plan is terminable without penalty at any time by a vote of a majority of the Qualified Trustees, or vote of a majority of the outstanding voting securities of the respective Retail and Institutional classes of each Fund of the Trust.

                  7. As long as this Plan is in effect, the selection and nomination of trustees who are not interested persons of the Trust (as defined in the Act) shall be committed to the discretion of the trustees then in office who are not "interested persons" of the Trust.

                  8. Any distribution agreement shall provide that (a) payments to be made by the Trust to the Distributor pursuant to the Plan as reimbursement of expenses shall be for direct expenses of the Distributor authorized to be incurred by the Trust pursuant to paragraph 1 of this Plan, (b) upon termination of the Plan, the benefits inuring to the Distributor shall immediately cease, and (c) expenses of the Distributor under the Plan in any fiscal year of the Trust which cannot be paid by the Trust because payment of such expenses would cause the Trust to exceed the limitation set forth in paragraph 1 of this Plan during such fiscal year, shall not be payable to the Distributor in any succeeding fiscal year of the Trust.

                  9. The Trust shall preserve copies of this Plan, any related agreements and all reports made pursuant to paragraph 3 hereof for a period of not less than six years from the date of this Plan, any agreement, or any report, as the case may be, the first two years in an easily accessible place.


As adopted by the Board of Trustees on September 17, 1997


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